[NAM TAI LOGO]                                                      NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL:(604) 669-7800 FAX: (604) 669-7816                       WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                           NAM TAI ELECTRONICS, INC.
                      Announces Merger of NTEEP and Namtek

VANCOUVER, CANADA - April 11, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) today announced the merger of its two subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") (HKSE Stock Code: 2633) and Namtek Software Development Company Limited ("Namtek").

NTEEP has entered into a sales and purchase agreement with Nam Tai and Asano Company for the acquisition of 80% and 20% interests in Namtek, respectively. The total consideration for the acquisition, which amounts to approximately $26.7million, will be satisfied by issuance of 81,670,588 new shares of NTEEP to Nam Tai and Asano Company (65,336,470 new shares to Nam Tai and 16,334,118 new shares to Asano Company) at approximately $0.327 (HK$2.55) per share. Upon completion of the acquisition, the shareholding interest of Nam Tai in NTEEP will increase from 71.25% to 72.06%. Completion is expected to be on or before the end of May 2005.

"This strategic move represents a significant step in implementing the Company's development strategies. We believe the merger of NTEEP and Namtek will enable the Company to simplify its corporate structure, strengthen its management team, which will in turn support its continuous growth." commented Mr. Joseph Li, Chief Executive Officer of Nam Tai. "Integration of NTEEP's manufacturing capability with Namtek's software development capability will result in significant competitive advantages. By sharing resources, the two operations will also able to achieve higher operational efficiency, capabilities, profitablities and scalabilities."

Namtek is a total solution provider offering a wide range of services on software development, data processing and compression and electronic hardware design and development, specializing in digital dictionaries and car navigation systems. It will become a wholly owned subsidiary of NTEEP after the acquisition is completed.


First Quarter Results and Analysts Conference Call
--------------------------------------------------

The Company will release its unaudited first quarter results for the period ended March 31, 2005 on Tuesday, May 3, 2005 at 9:00 a.m. Eastern Time. An analyst conference call will be held on Tuesday, May 3, 2005 at 10:00 a.m. Eastern Time for analysts to discuss the first quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Monday, May 2, 2005. Shareholders, media, and interested investors may listen to the live conference call over the Internet by going to www.namtai.com and clicking on the conference call link or over the phone by dialing (651) 291-0900 just prior to its start time. Users will be asked to register with the conference call operator.

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About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth(TM) wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.

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